September 9, 2019

VIA EDGAR

Rebecca Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KFA Global Carbon ETF (File Nos. 333-180870 and 811-22698)

Dear Ms. Marquigny:

On June 11, 2019, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 194 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 194”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (Accession Number 0001615774-19-009301). Post-Effective Amendment No. 194 was filed to register a new series of the Registrant, the KFA Global Carbon ETF (“Fund”).

On July 30, 2019, you provided oral comments on behalf of the SEC staff (“Staff”) regarding Post-Effective Amendment No. 194. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in Post-Effective Amendment No. 194. Any changes to the Fund’s Prospectus and Statement of Additional Information will be filed in a Post-Effective Amendment.

1.	Please note that certain comments may relate to or involve language that is repeated or restated elsewhere in the filing (for example, in the Prospectus, Statement of Additional Information or Part C). In these situations we generally do not repeat comments or point out each place where changes are required. However, we expect the Registrant to make corresponding and consistent changes as appropriate throughout the filing. If the Registrant declines to make a conforming change in a particular instance, please identify and explain the basis for the discrepancies in your response letter to the Staff.

RESPONSE: Where the Registrant deemed applicable and appropriate, changes in response to the Staff’s comments have been made throughout the attached updated drafts of the Prospectus and Statement of Additional Information.

2.	Please register the Fund’s ticker symbol with the SEC’s EDGAR system prior to the Rule 485(b) filing for the Fund.

K&L Gates LLP

1601 K Street NW   Washington   DC 20006

T +1 202 778 9000   F +1 202 778 9100   klgates.com

Securities and Exchange Commission
September 9, 2019

RESPONSE: The Registrant will register the Fund’s ticker symbol prior to the Rule 485(b) filing.

3.	The Fund’s investment objective seems to indicate that the Fund will not be passively managed. Supplementally confirm that the Fund’s investment objective complies with the terms and conditions of the Registrant’s exemptive order permitting the Fund to operate as an exchange traded fund (“ETF”).

RESPONSE: The Registrant confirms that the investment objective complies with the Registrant’s exemptive order permitting the Fund to operate as an ETF. Investment Company Act Release Nos. 32412 (notice) (Jan. 4, 2017) and 32455 (order) (Jan. 27, 2017) (“Active Order”). The Registrant notes that the Fund will seek to rely on the Trust’s exemptive order to operate actively-managed (rather than passively-managed) ETFs.

4.	At least five business days prior to the effective date of the Rule 485(b) filing for the Fund, provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary.”

RESPONSE: The Registrant has provided an updated copy of the Prospectus with the completed Fees and Expenses and Example sections as an attachment to this correspondence.

5.	At least five business days prior to the effective date of the Rule 485(b) filing for the Fund, provide the Staff with all of the missing bracketed information in the Prospectus and Statement of Additional Information.

RESPONSE: The Registrant has provided updated copies of the Prospectus and Statement of Additional Information as attachments to this correspondence.

6.	Remove the footnote included in the Fees and Expenses section of the “Fund Summary” related to the Fund’s Rule 12b-1 Plan.

RESPONSE: The Registrant believes that omitting the footnote may make the disclosure materially misleading. Accordingly, the Registrant respectfully declines to make the requested change.

7.	The Fees and Expenses section of the “Fund Summary” indicates that the Fund may be subject to a fee waiver. Confirm that any such fee waiver will remain in effect for at least one year from the Rule 485(b) filing for the Fund. In addition, if Krane will be permitted to recoup any of its fee waiver for the Fund, add corresponding disclosure.

RESPONSE: Krane does not intend to waive any fees for the Fund and the disclosure related to the fee waiver has been removed.

8.	Please supplementally address the following questions with respect to the Fund’s investments:

a.	Valuation: How would the Fund develop and implement policies and procedures to value the carbon emissions products in which it will invest? How would differences between various markets for these investments affect the Fund’s valuation and accounting policies?

Securities and Exchange Commission
September 9, 2019

RESPONSE: The carbon-related products included in the Index and in which the Fund will invest are exchange-traded futures on carbon offset credits. As with investments in other types of futures, the Fund will value such investments at their settlement prices as established by the board of trade on which they are traded and reported by the Trust’s pricing vendors. Settlement prices are the standard measure by which registered funds value their investments in futures and, accordingly, the Registrant does not believe the valuation of futures on carbon offset credits presents any novel concerns.

b.	Liquidity: How would the Fund ensure that its investments in futures on carbon offset credits are sufficiently liquid to meet daily redemptions? How would the Fund classify the futures for purposes of Rule 22e-4? How would the Fund take into account the trading history, price volatility, and trading volume of the futures contract, and would the Fund be able to conduct meaningful market analysis given these factors?

RESPONSE: The Adviser worked closely with the Index Provider to ensure that each futures contract included in the Index has sufficient liquidity and will enable the Fund to meet daily creation and redemption. Specifically, each contract must have a minimum average monthly trade volume of at least $10 million for the six-month lookback period prior to it being eligible for Index inclusion. Furthermore, the Index allocates weight to eligible carbon credit futures based on their respective average monthly trading volume during the six-month lookback period prior to the Index rebalancing date to ensure that the portfolio contains only the most liquid carbon credit futures. The carbon credit futures trade in competitive auction markets with price transparency, quote transparency, and arbitrage opportunities. Additionally, a capacity analysis was conducted and confirmed that the Fund can grow well beyond several hundreds of millions of dollars without impacting the market value of the instrument based on historical market conditions.

The Fund will comply with the requirements of Rule 22e-4 and, unless it qualifies as an “In-Kind ETF” thereunder, will: (1) classify its investments by their liquidity in accordance with Rule 22e-4 using information obtained after reasonable inquiry and taking into account relevant market, trading, and investment-specific considerations, including the number of days the Fund reasonably expects it would take to sell or convert an investment to cash without significantly changing the market value of the investment; and (2) comply with the Highly Liquid Investment Minimum, as applicable. The Fund will also comply with the Rule 22e-4 requirement that it not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments that are assets.

Securities and Exchange Commission
September 9, 2019

c.	Arbitrage: Has the Fund engaged with market makers and APs to understand the feasibility of the arbitrage mechanism for an ETF investing substantially all of its assets in carbon emissions related products? Please describe the extent of that engagement and its outcome.

RESPONSE: The arbitrage mechanism of the Fund will function the same as other exchange-traded funds: market makers and APs will be able to value the Fund’s portfolio because all of its positions in futures on carbon offset credits will be fully disclosed and continuous pricing information is, and will be, available for such positions; all such futures are exchange-traded. As a result, the price at which Shares of the Fund trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem shares of the Fund in the secondary market and at their net asset value.

9.	In the Principal Investment Strategies section of the “Fund Summary,” state that the Fund will invest at least 80% of its total assets in component securities of the Index or depositary receipts on securities included in the Index.

RESPONSE: Because the Fund is not an index-tracking ETF, it is not required to adopt such an 80% policy. Therefore, the Registrant respectfully declines to add such disclosure.

10.	Provide the Staff with the index methodology for the Index.

RESPONSE: The index methodology for the Index is included as an attachment to this correspondence.

11.	Revise the second paragraph of the Principal Investment Strategies section of the “Fund Summary” to provide a more plain English description of the Index’s selection and weighting criteria. In particular, explain more clearly how the Index components are selected, the basis for the component weightings, and how the weightings are then applied to create the Index’s final composition at any given time.

RESPONSE: The Registrant has made the requested changes.

12.	As a general matter, expressly explain all terms of art used in the Principal Investment Strategies section at their first use. For example, explain what makes a carbon credit futures contract “accessible.” The same comment would apply to quoted terms like “cap and trade regime” or “emissions allowances.”

RESPONSE: The Registrant has removed the reference to “accessible” as that term was intended to be a summary of the liquidity parameters embedded in the Index, which are separately described. The Registrant has also move the description of “cap and trade” from the third paragraph of the Principal Investment Strategies section into a sidebar. The Registrant believes the term “emission allowances” is clear in the overall context of the disclosure.

Securities and Exchange Commission
September 9, 2019

13.	In the Principal Investment Strategies section of the “Fund Summary” or in the “Additional Information About the Fund,” disclose the parties included in the European Union Allowance, California Carbon Allowance, and Regional Greenhouse Gas Initiative regimes. Here or in another appropriate location in the filing, please specify how each of the three geographic regions is defined.

RESPONSE: The Registrant has made the requested changes.

14.	Supplementally confirm the Index’s launch and base dates.

RESPONSE: The Index’s launch date is July 25, 2019 and its base date is July 31, 2014.  The Index’s base date reflects the first date for which performance of the Index is calculated, whereas the launch date reflects the date the Index was officially published and was publicly distributed to major data vendors. The Registrant notes that many indexes have different creation and launch dates.

15.	With regard to the Fund’s Cayman Island subsidiary (“CFC”), add disclosure or direct the Staff to existing disclosure to the effect of the following:

a.	The Fund complies with the provisions of the Investment Company Act of 1940, as amended (“Investment Company Act”), governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

RESPONSE: The “Additional Principal Investment Strategies and Index Information” section of the Prospectus includes the following disclosure: “the Subsidiary has the same investment objective as the Fund and will follow the same investment policies and restrictions as the Fund.” The Registrant has added the following disclosure: “The Subsidiary complies with the 1940 Act to the same extent as the Fund.” The Registrant believes that such disclosure is sufficient and there is no further legal requirement to disclose that the Fund will comply with each applicable individual provision of the Investment Company Act.

b.	Each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15).

RESPONSE: The Registrant confirms that the CFC’s advisory agreement was initially, and will continue to be, approved in accordance with Section 15 of the Investment Company Act. In addition, the Registrant has added the following disclosure: “The Subsidiary complies with the 1940 Act to the same extent as the Fund.”

c.	The identity of the CFC’s custodian and confirmation that the CFC complies with provisions relating to affiliated transactions and custody (Section 17).

RESPONSE: The Registrant has revised the disclosure to explicitly state that the CFC utilizes the same custodian as the Fund. In addition, the Registrant has added the following disclosure: “The Subsidiary complies with the 1940 Act to the same extent as the Fund.”

Securities and Exchange Commission
September 9, 2019

d.	The Fund has obtained an opinion of counsel indicating that, for tax purposes, undistributed income derived from the CFC should be considered qualifying income.

RESPONSE: The Fund has not obtained an opinion of counsel as such opinion is no longer required in light of U.S. Department of Treasury Income Tax Regulation § 1.851-2(b)(2)(iii), issued on March 19, 2019.

e.	All the CFC’s principal investment strategies and corresponding principal risks are principal to the Fund and addressed in the disclosure accordingly.

RESPONSE: The Principal Investment Strategies section states the following: “The Subsidiary has the same investment objective as the Fund and will follow the same investment policies and restrictions. Except as noted, for the purposes of this Prospectus, references to the Fund’s investment strategies and risks include those of its Subsidiary, and references to the Fund include the Subsidiary.”

16.	Supplementally confirm the following:

a.	The financial statements of the CFC will be consolidated with those of the Fund.

RESPONSE: The Registrant confirms that the financial statements of the CFC will be consolidated with those of the Fund.

b.	The CFC’s management fees, including any performance fees, will be included under “Management Fees” and the CFC’s expenses will be included under “Other Expenses” in the Fees and Expenses section of the “Fund Summary.”

RESPONSE: The Registrant confirms that the CFC’s management fees, including any performance fees, will be included under “Management Fees” and the CFC’s expenses will be included under “Other Expenses” in the Fees and Expenses section of the “Fund Summary.”

c.	The CFC and its board of directors will agree to designate an agent for service of process in the U.S.

RESPONSE: The Registrant confirms the CFC and its board of directors agree to designate an agent for service of process in the U.S.

d.	The CFC and its board of directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

RESPONSE: The Registrant so confirms that the CFC and its board of directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Securities and Exchange Commission
September 9, 2019

17.	The Staff’s position is that the investment advisory agreement between the CFC and its investment adviser is required to be approved by the Registrant in the manner prescribed by Section 15 of the Investment Company Act and should be filed as an exhibit to the registration statement.

RESPONSE: As indicated by Part C of Post-Effective Amendment No. 194, the investment advisory agreement between the CFC and its investment adviser will be filed as an exhibit to the registration statement.

18.	If the Fund has not received a private letter ruling from the Internal Revenue Service regarding the tax treatment of the CFC’s undistributed income, please provide an opinion of counsel or equivalent authority regarding this matter.

RESPONSE: See U.S. Department of the Treasury Income Tax Regulation § 1.851-2(b)(2)(iii), issued on March 19, 2019, regarding the treatment of the CFC’s undistributed income, included in the Fund’s income under Internal Revenue Code of 1986, as amended, § 951(a)(1), as qualifying income.

19.	The Principal Investment Strategies section states that the Fund may obtain exposure to the carbon markets through other ETFs. In your response letter to the Staff, please clarify this statement. More specifically, describe how the Fund selects its investments from the limited number of carbon-related ETFs.

RESPONSE: The Registrant is unaware of any such statement in the Fund’s Prospects.

20.	Either in the Principal Investment Strategies section of the “Fund Summary” or in “Additional Information about the Fund,” explain the reference to the Fund’s potential use of CFTC regulated futures and swaps “above the prescribed levels.”

RESPONSE: The Registrant has revised the referenced disclosure to refer to CFTC Rule 4.5.

21.	Confirm whether the Fund will hold itself out as “diversified” or “non-diversified” investment company as those terms are defined in the Investment Company Act.

RESPONSE: The Fund will hold itself out as “non-diversified,” as that term is defined in the Investment Company Act.

22.	In the Principal Investment Strategies section, disclose whether the Index is currently concentrated and, if so, disclose the specific industries or group of industries in which the Index is concentrated.

RESPONSE: The Fund’s investments are not expected to be concentrated in any particular industry or group of industries. Rather, the Fund’s investments are expected to be concentrated in carbon credit futures and has added disclosure to that effect in the Principal Risks section.

Securities and Exchange Commission
September 9, 2019

23.	In the Principal Risks section of the “Fund Summary,” reorder the risks so that they appear in order of significance rather than alphabetically.

RESPONSE: The Registrant has made the requested change. The Registrant notes that it has not reordered the principal risks in the “Additional Information About the Fund” because the Registrant anticipates that the Fund’s statutory prospectus will be combined with that of other series of the Registrant at the time of the Registrant’s next annual registration statement update and the principal risks of those series differ from those of the Fund.

24.	In the Principal Investment Strategies section of the “Fund Summary,” state that the Fund will concentrate (as that term is interpreted by the Staff under the Investment Company Act) in the energy and energy commodity sectors.

RESPONSE: The Registrant has added the following to the Principal Investment Strategies section:

“To the extent the Index is concentrated in a particular industry, the Fund is expected to be concentrated in that industry (using the notional value of any futures in which it invests).”

25.	Revise the last sentence of U.S. Government Obligations Risk to remove “or other countries.”

RESPONSE: The Registrant has made the requested change.

26.	In the Portfolio Managers section of the “Fund Summary,” please provide the month and year of the Fund’s inception.

RESPONSE: The Registrant has made the requested change.

27.	In the first sentence under “Additional Information About the Fund,” state that the Fund’s concentration policy is fundamental.

RESPONSE: The Registrant has made the requested change.

28.	In “Additional Information About the Fund,” please add a plain English explanation of “spot prices,” “U.S. Daily Overnight Rate,” and “the cost of investing expiring contracts into new contracts.”

RESPONSE: The Registrant has made the requested changes.

29.	In “Additional Information About the Fund,” provide a plain English explanation of the relationship between the Index launch and base dates.

RESPONSE: The Registrant has made the requested change.

Securities and Exchange Commission
September 9, 2019

30.	In the Principal Investment Risks section of the “Additional Information About the Fund,” consider copying the third and fourth sentences of the first paragraph and the first sentence of the second paragraph of Currency Risk to the Principal Investment Strategies section.

RESPONSE: The Registrant has made the requested changes.

31.	In the Principal Investment Risks section of “Additional Information About the Fund,” enhance the risk disclosure for Options Risk and Options on Futures Contract Risk.

RESPONSE: The Registrant has made the requested changes.

32.	In “Additional Information About the Fund,” please remove the reference to “generally” from the disclosure included under Subsidiary Investment Risk describing the extent to which the Fund may invest in the CFC.

RESPONSE: The Registrant has made the requested change.

33.	In “Additional Information About the Fund,” consider removing the discussion of the congressional suspension of the statutory debt limit from U.S. Government Obligations Risk.

RESPONSE: The Registrant has made the requested change.

34.	Complete the “Index Provider Information and Disclaimers” section.

RESPONSE: The Registrant has completed the referenced section.

35.	File the index sublicense agreement as an exhibit to the registration statement.

RESPONSE: As indicated by the Part C included in Post-Effective Amendment No. 194, the Registrant will file the sublicense agreement as an exhibit to the registration statement.

36.	Revise Item 28(c) of Part C to include a reference to the exhibits filed for Item 28(a) and/or 28(b).

RESPONSE: The Registrant has made the requested change.

*     *     *     *     *

Securities and Exchange Commission
September 9, 2019

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475 or Timothy Bekkers at (202) 778-9443.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane

Odette Gafner

Mark Schlarbaum

Jonathan Shelon

Krane Funds Advisors, LLC